ANNUAL REPORT

GeoOrbital Inc.

17 Properzi Way, Somerville, MA 02413

(888) 815-4366

www.geoo.com



In this report, the term "GeoOrbital," "we," "us," "our" or "the Company" refers to GeoOrbital Inc.

The Company, having offered and sold its Convertible Promissory Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the Company's website at www.geoo.com/invest.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

The Company was formed in Delaware in 2014 to develop and sell an "all-in-one" electric wheel that can be attached to almost any bicycle or other vehicle to make it electric. By incorporating the motor, battery and electronics into a front wheel, we created a way to turn any bicycle into an eBike in under 60 seconds, allowing bike riders to make trips with less effort and in a shorter time while using the bike that they are familiar with and already own. With over 50 million bikes in US cities, our first product, the GeoOrbital Wheel, is tailored to fit the needs of people who live and work in urban and suburban areas. Our first target segment is US male, urban commuters, from ages 25 to 65 who ride their bikes in urban or suburban environments on a regular or occasional basis. They own a suitable bike or may be in the market for a new bike.

Our primary product, which contributed more than 90% of our revenues in 2017, is the GeoOrbital Wheel. The wheel comes in 2 sizes, 700c and 26 inch. Our primary product focus is in the United States, but we plan to expand internationally, with a model specifically-tailored to each region in which we will sell. We manufacture the GeoOrbital Wheel in a contract manufacturing facility in Peabody, Massachusetts and source the parts from suppliers in the United States, Canada, Japan and China. In addition to the GeoOrbital Wheel, we sell accessories, including batteries for the wheels, wheel bags, battery chargers, bicycle lights and miniPenny bicycle frames. We currently sell our products on our website, www.geoo.com, as well as in select Best Buy stores and on www.bestbuy.com. GeoOrbital currently has purchasers in more than 50 countries and an ambassador network with more than 100 members who promote our products. We are in the process of rolling out additional distributor and retailer relationships to widen our distribution methods. We have expanded to B2B sales, selling our products to police departments and bike share programs on college campuses. We are currently targeting factories and corporate campuses as potential buyers for our bikes.

We compete with a number of other manufacturers of "all-in-one" wheels, including Superpedestrian Inc. (Copenhagen Wheel), FlyKly (Smart Wheel), DK CITY (DB-Rev-O Wheel) and Belon Engineering (Electron Wheel), as well as manufacturers of eBike conversion kits, such as LEED Electric Bike Kits. We also compete indirectly with many OEM and boutique eBike manufacturers. We believe our solution is superior to all do-it-yourself products on the market. It is a front wheel with a single wire connected to a clip-on throttle that can easily be installed and removed without requiring a smartphone application. This makes it easier to use than kits that require several components to be mounted along the bike frame and attached with wires, which often require additional modifications to a bike; and rear or front wheel replacements that interfere with gearing, are more difficult to install, more permanent and require the use of a mobile app while riding to control the motor assist, which means there is no variable speed control. The GeoOrbital Wheel leads its class with a motor up to 100% more powerful and removable/replaceable batteries that contain up to 40% more capacity.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of December 31, 2017, the Company had 5 full-time and 2 part-time employees, including the following officers and significant employees, who are employed full-time with the exception of Jeff Jaran:

Officers	Title
Mike Burkov	Founder and Chief Executive Officer,
Dakota Decker	Chief Technology Officer
Jocelyn Vigreux (1)	Chief Strategy Officer
Director	
Mike Burkov	Director
Significant Employees	
David Cohen	VP of Business Development
Michael Potts	VP of Marketing
Jeff Jaran	Director of the Public Safety Division

(1) Jocelyn Virgeux was an officer of the Company until April 9, 2018, when he left his position as an officer and became a part-time Advisor to the Company. He currently dedicates 5 hours per week to the Company.

Mike Burtov

Our CEO and Founder, Michael Burtov, has 15 years of experience in starting-up and seeing companies through their lifecycle. Before GeoOrbital, Michael was the founder and CEO of three companies and was most recently the founder and CEO of Cangrade, a hiring platform, from 2011 to 2014. He is very proud of having served over two years as a Peace Corps volunteer.

Michael and his work at the Company have been featured in hundreds of publications worldwide - ranging from Forbes to Time Magazine. He was also named "One of the top Inventors of 2016" and one of the "most dynamic and creative people shaping business today" by the Upstart Business Journal.

Dakota Decker

Our CTO, Dakota Decker, joined the Company in 2015. He comes with years of experience as a development engineer for SpaceX, where he worked from 2009-2015. SpaceX is one of the most innovative and future-focused engineering companies in the world. SpaceX taught him to develop a wide array of skills and unique problem-solving abilities, which are crucial to making a startup succeed, along with passing on a vast knowledge of materials and techniques to bring any hardware product to reality. Dakota is very proud to have earned his master's degree at the age of 19 and declined an invitation to pursue a PhD so that he could build rockets with SpaceX.

Jocelyn Vigreux

Jocelyn joined GeoOrbital on a part-time basis in 2017 and comes to the Company after 15 years at TomTom, Inc., the US operation of TomTom NV. He was president of that Company from its inception in the US and grew it into an enterprise that earned hundreds of millions of dollars in just a few years. He successfully led the Company to become a leader in GPS navigation and to pivot into fitness wearables. His broad experience in retail, market growth, international business and brand building will help us make GeoOrbital an innovator in alternative transportation.

David Cohen

Our VP of Business Development, David Cohen came to GeoOrbital with decades of experience creating strategic partnerships in a variety of technology markets. He began his career in 1986 in the medical device industry, where he demonstrated to surgeons and hospital administrators the value add of multi-use instruments. During this time, he observed over 2,300 surgeries, highlighting his desire to thoroughly understand his customers' needs. Next, from 1996 until joining the Company in 2016, he made the transition to the energy industry, representing several high-efficiency solar, heating, and cooling manufacturers. David has successfully managed sales teams, distributor and dealer networks, and created numerous sales training programs.

Michael Potts

Our Marketing manager, Michael Potts has been launching, marketing and selling technical products around the globe for over 25 years. In the late 1990's at Ford in the EU and United States, he was part of the project management team for the Company's electric vehicle program, working with focus groups to understand customer adoption strategies for new products. From 2015 to 2017, he ran a marketing agency, Network Engagement, to develop online business for companies like Idyllic Software and began his engagement with GeoOrbital. From 2012 to 2015, he was the Business Development Director for Sustainable Minds, a B2B cloud provider of software and services for environmental product transparency applications. In 2008, he was the manager of a Colorado E Bike store - Small Planet E Bikes. Michael has a BSc (hons) in Mechanical engineering from Brunel University United Kingdom.

Jeff Jaran

Jeff came to GeoOrbital in June 2017 after serving as a senior level law enforcement executive, including 14 years as a police chief and Emergency Manager in localities in the State of New Hampshire and Commonwealth of Massachusetts. He is also a graduate of the FBI National Academy, Quantico, Virginia. Jeff has thousands of hours of specialized training over the course of his 29 years of working in capacities such as patrolman, narcotics detective, supervisor, past vice president of Cape Cod Chiefs, control chief of a regional SWAT team and motorcycle unit. Additionally, Jeff has supervised large-scale events such as the Pan Mass Challenge, Wounded Warrior Project Soldier Ride, Laconia Motorcycle Week, US Presidential visits as well as executive protection for politicians and celebrities. Jeff is a current retired member of the International Chiefs of Police, FBINA, Massachusetts and New Hampshire Police Chief Association. He is a part-time employee, and currently dedicates 20 hours per week to the Company.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In September 2014 and April 2015, the Company issued convertible notes totaling $20,000 to one of its former employees, which have been repaid.

RISK FACTORS

The Securities and Exchange Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We are an early stage company. The Company has a limited operating history and has received limited revenues to date. If you are investing in this Company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the Company will succeed. You are taking all these things on faith, because it's impossible to know what will happen. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

The Company depends on one primary product. In 2016, the year we commenced sales, all of our revenues came from sales of the GeoOrbital Wheel. In 2017, wheel sales constituted more than 90% of our revenues. Although we sell accessories and are developing other products, the Company's survival in the near term depends on our ability to sell the GeoOrbital Wheel to sufficient numbers of customers to make a profit.

Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business. We do not currently hold any patents. In connection with the GeoOrbital Wheel, we have filed applications for two US utility patents and applications for EP and international PCT protection. There is no guarantee that we will be able to obtain patent protection for the claims we have submitted, which would significantly decrease the value of our products. It may also lead to unauthorized use or copying of our technology. Policing such unauthorized use is difficult and the steps taken may not prevent misappropriation of the technology. In addition, effective protection may be unavailable or limited in some jurisdictions outside the United States, Canada and the United Kingdom. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and scope of the rights of others. Such litigation could cause us to incur substantial costs and divert resources away from our daily business, which in turn could materially adversely affect the business.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will

perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. In particular, we rely on three suppliers, including two based in the United States and one based in China, that each supplies more than 5% of the parts necessary to manufacture the GeoOrbital Wheel. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our accountant has included a "going concern" note in its review report. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.

Our current or future products could have a latent design flaw or manufacturing defect. Although we have done extensive testing on our current products and intend to do similar testing on future products, it is possible that there is a design flaw that will require us to recall all or a significant number of products that we deliver to customers. Similarly, it is possible that our manufacturer will introduce a defect during the manufacturing process, triggering a recall. A major recall of our products would be expensive and could significantly impact the value of the Company.

We have a small management team. We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

We will need more people to join our Company. We will need additional employees, mostly, engineering, technology, marketing and sales personnel. There are no guarantees that we will find the right type of personnel who will be able to sell enough of our products. Our ability to raise sufficient capital may have an impact on our ability to attract and hire the right talent.

The Company will need more money. In order to fund future growth and development, the Company will likely need to raise additional funds in the future by offering shares of its common or preferred stock and/or other classes of equity or debt that convert into shares of common or preferred stock, any of which offerings would dilute the ownership percentage of holders of notes if the notes convert into shares of preferred stock. Furthermore, if the Company raises debt, the holders of the debt would have priority over holders of common and preferred stock and the Company may accept terms that restrict its ability to incur more debt. We cannot assure you that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. The level and timing of future expenditure will depend on a number of factors, many of which are outside our control. If we are not able to obtain additional capital on acceptable terms, or at all, we may be forced to curtail or abandon our growth plans, which could adversely impact the Company, its business, development, financial condition, operating results or prospects**.**.

There are several potential competitors who are better positioned than we are to take the majority of the market. The Company competes with other companies that manufacture and sell "all-in-one" wheels, eBike conversion kits or electric bicycles. These manufacturers may have more engineering talent, economic resources and manufacturing relationships needed to develop a competitive product. Many of these manufacturers also have well-recognized brand names and established international distribution and retail relationships that could enable them to successfully market and sell a competitive product. If these companies are able to design around our intellectual property or render it unenforceable, then they will likely be able to bring products to market at a lower cost and in more markets than we will be able to. The advantage they will have because of their scale and distribution network could be difficult for us to overcome. As a result, it is possible that our product could be forced out of the market by larger, more established players. If that occurs without these larger players needing to obtain a sublicense from us, then the value of your investment would be greatly diminished.

The Company is controlled by its officers and other shareholders. The Company's officers and a small number of other investors own all of the Company's voting stock, and, if the notes are converted into equity in the future, will continue to hold a majority of the Company's voting stock. As a result, if investors in the Company receive equity, they will not have the ability to control a vote by the shareholders or the board of directors.

Other investors may have greater rights than you. In the subscription agreement that investors signed in the Regulation Crowdfunding offering, investors who purchased less than $50,000 in notes granted a proxy to the CEO to vote any of the equity securities they receive if the notes are converted at a later date

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially start-ups, is difficult to assess and you may risk having overpaid for your investment. In addition, there may be additional classes of equity issued in the future with rights that are superior to the class of equity into which the notes may convert.

You can't easily resell the securities. There are restrictions on how you can resell your securities for one year after the date on which you purchased them. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the Company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

We are currently in default on notes that we have issued, and may default again on the Convertible Notes.
We are currently in default with respect to $150,000 in principal amount of convertible notes that we issued in 2016. The notes matured on September 28, 2017 and we did not repay them or extend the maturity date. As a result, they are immediately due and payable or a majority of holders of the notes may elect to have the notes converted into shares of common stock. As of December 31, 2017, the notes have not yet been converted and remained outstanding in the full principal amounts. In addition, we have another $565,000 in principal amount of convertible notes due in December 2018. If we are unable to extend the maturity of these notes, our failure to pay any of these notes when due may prevent us from being able to borrow additional amounts or sell additional securities to finance our business, which could have a significant impact on the Company's ability to continue its operations. Furthermore, if we are able to raise more funds, we will need to use a portion of those funds to retire this debt rather than invest the funds in our operations.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The table below shows the owners of 20% or more of the voting securities of the Company, as of December 31, 2017.

Beneficial owner	Amount and class of securities held	Percentage voting power
Michael Burtov	600,000 shares of common stock	64.05%
Dakota Decker	200,000 shares of common stock	21.35%

DESCRIPTION OF CAPITAL STOCK

Classes of securities

The following description summarizes the most important terms of the Company's capital stock.

Common stock

The Company is authorized to issue up to 1,350,000 shares of common stock. As of December 31, 2017, there were 928,725 shares issued and outstanding.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the liquidation, dissolution, or winding up of the Company, or the occurrence of a liquidation transaction as defined above, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of any then outstanding shares of preferred stock. The Company's certificate of incorporation does not currently authorize the issuance of preferred stock.

Convertible Notes

Convertible Notes Issued in 2016 and 2017

In 2016 and 2017, the Company issued convertible promissory notes in two rounds totaling (a) $150,000 in principal amount pursuant to convertible promissory note purchase agreements executed during January and February 2016 (the "2016 Round 1 Notes") and (b) $565,000 in principal amount in 2 tranches pursuant to convertible promissory note purchase agreements dated November 20, 2016 (the "2016 Round 2 Notes").

Interest Rate and Maturity The 2016 Round 1 Notes bear an interest rate of 7% compounded annually and matured on September 28, 2017. The 2016 Round 1 Notes were not repaid or converted and are therefore in default as of December 31, 2017. The 2016 Round 2 Notes bear an interest rate of 5% compounded annually and have a maturity date of December 14, 2018

Conversion terms

The conversion price of the 2016 Round 1 Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of 2016 Round 1 Notes, the price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the 2016 Round 1 Notes the Company consummates a sale of the Company, the Company will pay the holders of the 2016 Round 1 Notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the 2016 Round 1 Notes.

The conversion price of the 2016 Round 2 Notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $4,850,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of 2016 Round 2 Notes, the price equal to the quotient of $4,850,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the 2016 Round 2 Notes the Company consummates a sale of the Company, the Company will pay the holders of the 2016 Round 2 Notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the 2016 Round 2 Notes.

In each case, a qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible notes in an equity financing resulting in gross proceeds to the Company of at least $1,0000,000, in the case of the 2016 Round 1 Notes, or at least $2,500,000 in the case of the 2016 Round 2 Notes, including the conversion of the existing convertible notes and any other debt.

Regulation Crowdfunding Convertible Notes

As of December 31, 2017 the Company issued convertible promissory notes in the principal amounts of $822,639 in a Regulation Crowdfunding Offering.

Interest Rate and Maturity

The convertible notes bear interest at 5%, mature on July 31, 2020, and are convertible upon the next qualified equity financing of at least $7,000,000 (inclusive of conversion of these and any other convertible debts) at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the election of the majority of outstanding noteholders weighted by outstanding principal and interest balances, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If the Company is sold prior to conversion or maturity, the outstanding principal and interest on these notes is repayable at two times then outstanding principal and interest. No payments of principal nor interest are due on these notes until maturity in 2020.

Conversion terms

The conversion price of the notes is equal to (a) in the event of a qualified equity financing, the lesser of (i) 80% of the per share price paid by investors in a qualified equity financing or (ii) the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's common stock immediately prior to the initial closing of the qualified equity financing, on a fully diluted basis, or (b) in the event a qualified equity financing does not take place prior to the maturity date, upon the election of the holders of a majority of the aggregate outstanding principal amount of notes, the price equal to the quotient of $10,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the maturity date, on a fully diluted basis. If prior to conversion or repayment in full of the notes the Company consummates a sale of the Company, the Company will pay the holders of the notes at the closing of such a sale an aggregate of 2 times the aggregate amount of principal and interest then outstanding in full satisfaction of the notes.

In each case, a qualified equity financing is defined as the issue and sale of equity securities to investors on or before the date of repayment in full of the existing convertible notes in an equity financing resulting in gross proceeds to the Company of at least $7,0000,000, including the conversion of the existing convertible notes and any other debt.

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically our founder, Michael Burtov, along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the notes, you will have no voting rights. Even upon conversion of the notes purchased in the Reg CF offering, you will hold a minority interest in the Company and the founder combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties. Moreover, if you purchase less than $50,000 in principal amount of notes, you will grant a proxy to the CEO that permits him to vote any shares you may receive if the notes are converted into equity securities.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share into which the notes may convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on any previous offering of the Company):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you made an investment in the Regulation Crowdfunding offering expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

The Company determined the valuation cap, discount, and interest rate of the Convertible Notes based on its own assessment of the Company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Convertible Notes may convert to equity securities of the company in the future if the Company engages in future equity financings. At that time, the valuation of the Company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods, which include:

- Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

- Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

- Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

Transfer Restrictions – Regulation CF

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

RECENT OFFERINGS OF SECURITIES

- During 2017, the Company issued $822,639 of convertible promissory notes pursuant to Regulation Crowdfunding under the Securities Act. The Company used the proceeds of these notes for research and development, funding inventory, sales and marketing, and operating expenses, including compensation. The Regulation Crowdfunding offering commenced in May 2017 and was still ongoing at December 31, 2017.
- In February 2016, the Company completed an exempt offering under Section 4(a)(2) of the Securities Act of convertible promissory notes, for total proceeds of $150,000. The Company used the proceeds of these notes to finance operations.
- In November 2016, the Company completed an exempt offering under Section 4(a)(2) of the Securities Act of convertible promissory notes, for total proceeds of $565,000. The Company used the proceeds of these notes to finance operations.
- In 2014, the Company issued a warrant under Section 4(a)(2) of the Securities Act in exchange for a $5,000 loan.

FINANCIAL CONDITION

GeoOrbital Inc. was formed in 2014. We spent 2014 and 2015 developing and accepting pre-sale orders for our products. We began generating revenue in December 2016 when we started to ship assembled products that were ordered through a Kickstarter campaign that we held in 2016. In addition to the GeoOrbital wheel, we sell accessories, including batteries for the wheels, wheel bags, battery chargers, bicycle lights and miniPenny bicycle frames. We are a development stage company and are dependent on additional financing in order to have the funds to develop our products.

The independent accountant's review report prepared for the Company states that the Company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Results of operations

For the year ended December 31, 2017, we recorded net revenues of $2,078,928, compared to net revenues of $36,764 in the year ended December 31, 2016. Of the net revenues recorded in 2017, $1,381,540 orders from the Kickstarter campaign and additional pre-orders that were recorded as deferred revenues in the year ended December 31, 2016. The Kickstarter campaign generated gross proceeds of $1,261,222 for pre-sale orders of GeoOrbital wheels and accessories. We recorded that amount, less any refunds issued by Kickstarter and pledges dropped by users, on our balance sheet as deferred revenue in 2016. We recognize deferred revenue only when we ship products. The net revenues received in 2016, were, largely as a result of Kickstarter shipments. At December 31, 2016, deferred revenues represented $1,054,129 in revenues from Kickstarter orders and $327,411 in revenues from other sales channels. The remaining $697,388 in net revenues in 2017 came from orders generated on our website and through Best Buy.

To determine the Company's gross profits, the cost of net revenues is deducted. Cost of net revenues consists of costs passed on to the Company from our contract manufacturer, which include the manufacturer's costs of materials and labor, general and administrative expenses and profit. The Company's cost of net revenues totaled $1,934,251 and $27,902, for the years ended December 31, 2017 and December 31, 2016, respectively, resulting in gross profit of $114,677 and $8,862, respectively. This increase is largely due to the Company becoming fully operational in 2017.

The Company's operating expenses consist of sales and marketing, compensation and benefits, general and administrative, and research and development. During 2016, our operating expenses increased significantly as we began to market our products, including through a Kickstarter campaign, and to compensate our employees. For the year ended December 31, 2017, our total operating expenses were $775,015, compared to $451,103 in 2016. The largest component of operating expenses in 2017 was general and administrative expenses, which were $372,724 in 2017 compared to $196,189 in 2016, an increase of 89.9%. General and administrative expenses consisted primarily of $20,000 in software expenses, $31,000 in rent, $37,000 in travel expenses, $30,000 in insurance expenses, $134,000 in compensation for contractors, and $62,000 in legal expenses. Since we became operational in 2017, our general and administrative expenses increased accordingly to pay for the day-to-day operations of the Company.

Sales and marketing expenses were $194,333 and $295,553 for the years ended December 31, 2016 and 2017, respectively. Sales and marketing expenses in 2017 primarily consisted of online advertising, with $128,072 spent on social media and search engine advertising. The 52.1% increase sales and marketing expenses for 2017 was due to our increased brand-building activities, with a goal of building a community around our Company, increasing our brand presence, and growing the market for our products.

Research and development expenses were $60,581 and $106,738 for the years ended December 31, 2016 and 2017, respectively. Research and development expenses in 2017 consisted primarily of $76,000 in contractor expenses. The increase of 76.2% in these expenses in 2017 was due to expenditures to engineer a process and method for a higher volume manufacturing with a focus on cost reduction as well as to engineer wheels for alternative applications, including wheelchairs and proprietary electric vehicles.

The Company incurred $87,658 in interest expense during 2017, compared to $11,415 in 2016, as it incurred additional indebtedness. See " --Liquidity and capital resources; Indebtedness" below.

As a result of the foregoing, our net losses for 2017 were $708,961 compared to $453,656 for 2016.

Liquidity and capital resources; Indebtedness

As of December 31, 2017, the Company had $103,331 in its checking account and total assets of $735,346, which largely represented its inventory of parts and finished goods.

Since its inception in 2014, the Company has funded its operations through a third-party loan, the issuance of convertible promissory notes and a Kickstarter campaign.

In 2014, the Company entered into a royalty and warrant agreement in exchange for a $5,000 loan. The Company was obligated to pay a $50 royalty on each GeoOrbital Wheel it sold, beginning with the 51st wheel, plus 10% of its gross license revenues until its counterparty received $20,000 in royalty payments. The Company completed its repayments in 2017.

In September 2014 and April 2015, the Company issued convertible notes totaling $20,000 to a related party and repaid them in cash in 2016.

In 2016, the Company conducted two rounds of convertible promissory note financings. The Company received total proceeds of $320,000 in 2016 and an additional $395,000 in proceeds from the second round in 2017. See "Ownership and Capital Structure; Rights of the Securities -- Convertible Notes" above and "--Recent offerings of securities" below.

In 2016, the Company completed a Kickstarter campaign in which it raised $1,261,222, before payment of accounting for dropped pledges, refunds and fees paid to Kickstarter.

In January 2017, the Company entered into a manufacturing agreement with its contract manufacturer. As part of the terms of this contract, the Company was extended payment terms that provide for deferred payment on 75% of the total manufacturing charges, up to $1,875,000, which can be deferred for 120 days after completion and shipment of the products without penalty.

At December 31, 2017, the Company had issued convertible promissory notes in a Regulation Crowdfunding offering that it had commenced in May 2017 and received net proceeds of $796,820.

The Company believes that the funds from the Regulation Crowdfunding offering, a future Regulation Crowdfunding offering planned for 2018, the payment terms of the manufacturing agreement, and projected sales for 2018 will enable it to fund operations through the end of 2018. Although we expected to achieve profitability in 2017, we were unable to meet the demand for our products from the European market. As such, we pivoted away from servicing the European market, which accounted for upwards of 40% of our sales in the Kickstarter campaign and during the 9 months following that campaign, through May 2017, and focused our efforts on the domestic U.S. market for our products. Discontinuing service to the European market after May 2017 reduced our revenue, but allowed us to devote greater resources to improving our brand presence domestically. We are planning to re-enter European markets in 2018, which we believe will increase revenues. We are also re-engineering our products so that we can convert to high-volume manufacturing processes that will increase production speed and reduce the overall cost of production per unit. We believe that these changes will us to move closer to achieving profitability in 2018. Should business or competition conditions change or other opportunities arise, the Company may seek to deploy these funds for other purposes and may defer profitability until after 2018.

Recent offerings of securities

In May 2017, the Company commenced an offering of convertible promissory notes under Regulation Crowdfunding of the Securities Act. At December 31, 2017, it had issued $822,639 in principal amount of notes and received net proceeds of $796,820. The net proceeds of this offering have, and will be used for research and development, funding inventory, sales and marketing, and operating expenses, including compensation. The Company continued to offer convertible promissory notes under Regulation Crowdfunding into 2018.

In February 2016, the Company completed an exempt offering under Section 4(a)(2) of the Securities Act of convertible promissory notes, for total proceeds of $150,000. The Company used the proceeds of these notes to finance operations.

In November 2016, the Company completed an exempt offering under Section 4(a)(2) of the Securities Act of convertible promissory notes, for total proceeds of $565,000. The Company used the proceeds of these notes to finance operations.

In 2014, the Company issued a warrant under Section 4(a)(2) of the Securities Act in exchange for a $5,000 loan. The loan was repaid in 2017.

REGULATORY INFORMATION

Disqualification

No disqualifying events have been recorded with respect to the Company or its officers or directors.

Ongoing Reporting Compliance

The Company has not previously been subject to the ongoing reporting requirements of Regulation Crowdfunding and, as such, has not previously failed to comply with the requirements of Rule 202.

GeoOrbital, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2017 and 2016

GeoOrbital, Inc.

TABLE OF CONTENTS

GEOORBITAL, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 103,311	$ 407,725
Escrow receivable and holdbacks	170,922	-
Inventory	455,613	836,287
Total Current Assets	729,846	1,244,012
Non-Current Assets:		
Deposits	5,500	-
Total Non-Current Assets	5,500	-
TOTAL ASSETS	$ 735,346	$ 1,244,012
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 59,817	$ 35,055
Accrued expenses	69,933	-
Deferred revenue	-	1,381,540
Royalty liability	-	5,000
Inventory loan	229,000	-
Convertible notes payable, current portion	715,000	150,000
Accrued interest on convertible notes payable	62,606	9,315
Total Current Liabilities	1,136,356	1,580,910
Long-Term Liabilities:		
Convertible notes payable, net of current portion	805,838	170,000
Total Long-Term Liabilities	805,838	170,000
Total Liabilities	1,942,194	1,750,910
Stockholders' Equity (Deficit):		
Common stock, $0.0001 par, 1,350,000 shares authorized, 928,725 and 928,725 shares issued and outstanding, 908,325 and 831,202 shares vested, as of December 31, 2017 and 2016, all respectively	93	93
Additional paid-in capital	44,890	26,861
Accumulated Deficit	(1,251,831)	(533,852)
Total Stockholders' Equity (Deficit)	(1,206,848)	(506,898)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 735,346	$ 1,244,012

No assurance provided

See accompanying notes, which are an integral part of these financial statements.

GEOORBITAL, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 2,078,928	$ 36,764
Cost of net revenues	(1,934,251)	(27,902)
Gross profit	144,677	8,862
Operating Expenses:		
Sales and marketing	295,553	194,333
General and administrative	372,724	196,189
Research and development	106,738	60,581
Total Operating Expenses	775,015	451,103
Loss from operations	(630,338)	(442,241)
Other Income/(Expenses):		
Interest income	17	-
Interest expense	(87,658)	(11,415)
Total Other Income/(Expenses)	(87,641)	(11,415)
Net Loss	$ (717,979)	$ (453,656)

GEOORBITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Number of Shares	Amount			
Balance at December 31, 2015	901,075	$ 90	$ 8,862	$ (80,196)	$ (71,244)
Issuance to common stock	27,650	3	-	-	3
Stock based compensation	-	-	17,999	-	17,999
Net loss	-	-	-	(453,656)	(453,656)
Balance at December 31, 2016	928,725	93	26,861	(533,852)	(506,898)
Stock based compensation	-	-	18,029	-	18,029
Net loss	-	-	-	(717,979)	(717,979)
Balance at December 31, 2017	928,725	$ 93	$ 44,890	$ (1,251,831)	$ (1,206,848)

GEOORBITAL, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

		2017		2016
Cash Flows from Operating Activities				
Net Loss	$	(717,979)	$	(453,656)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:				
Stock compensation expense		18,029		17,999
Loan fee discount amortization		14,165		-
Changes in operating assets and liabilities:				
Change in inventory		380,674		(836,287)
Change in deposits		(5,500)		-
Change in accounts payables		24,762		5,055
Change in accrued expenses		69,933		-
Change in deferred revenue		(1,381,540)		1,363,238
Change in accrued interest payable		53,291		9,315
Net Cash Provided By/(Used In) Operating Activities		(1,544,165)		105,664
Cash Flows from Financing Activities				
Proceeds from issuance of inventory loan		229,000		-
Proceeds from issuance of convertible notes payable		1,015,751		320,000
Repayments on convertible notes payable		-		(20,000)
Repayment of royalty liability		(5,000)		-
Proceeds from issuance of common stock		-		3
Net Cash Provided By Financing Activities		1,239,751		300,003
Net Change In Cash		(304,414)		405,667
Cash at Beginning of Period		407,725		2,058
Cash at End of Period	$	103,311	$	407,725
Supplemental Disclosure of Cash Flow Information:				
Cash paid for interest	$	34,367	$	2,100
Cash paid for income taxes	$	-	$	-
Supplemental Disclosure of Non-Cash Financing:				
Loan bonuses to investors	$	54,250	$	-

NOTE 1: NATURE OF OPERATIONS

GeoOrbital, Inc. (the "Company"), is a corporation organized August 7, 2014 under the laws of Delaware. The Company develops, manufactures, markets, and sells self-contained electric bicycle wheels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

As of December 31, 2017, the Company remains an early stage company requiring substantial growth to generate profitability. The Company is dependent upon additional capital resources to achieve such, and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash balances exceeded FDIC insured limits by $0 and $157,725, respectively. The escrow balances consist of escrowed investments and reserves for holdbacks held by the Company's escrow agent.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2017 and 2016 consist of the following:

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2017 and 2016, the Company carried no receivables or associated allowances on such.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. As of December 31, 2017 and 2016, the Company carried no property and equipment.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Research and Development

Research and development costs are expensed as incurred, with such expenses totaling $106,738 and $60,851 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on the Company's taxable income.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $708,961 and $453,656 during the years ended December 31, 2017 and 2016, respectively, and current liabilities exceed current assets by $406,510 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEFERRED REVENUE

In 2016, the Company ran a pre-sales campaign on Kickstarter, which raised $1,261,221 in gross pledges. The remaining Kickstarter balance after standard Kickstarter fees, dropped pledges, refunds, and $36,764 of revenue recognition was $1,054,129 as of December 31, 2016. The

Company accepted additional pre-orders, outside of Kickstarter, during 2015 and 2016 and began shipping units and recognizing revenue on such in December 2016. With both Kickstarter and other pre-order sales, the deferred revenue balances was $1,381,540 as of December 31, 2016. All pre-sales were fulfilled in 2017 and recognized to revenues.

NOTE 5: ROYALTY, NOTE, AND WARRANT AGREEMENT

On November 24, 2014, the Company entered into a royalty and warrant agreement with a third party, in which the Company received a $5,000 loan, and in return the Company is to pay a $50 royalty for each GeoOrbital wheel sold, beginning with the 51st wheel sold, plus 10% of the Company's gross license revenues from whatever source derived. The term of the loan shall be terminated upon payment of at least $20,000 in royalty payments. No royalty expenses was incurred through December 31, 2016, while the full $20,000 of royalty repayments were triggered and paid in 2017, relieving this liability and all future obligations under this agreement. The associated warrant is discussed in Note 8.

NOTE 6: NOTES PAYABLE

Manufacturing Credit

In January 2017, the Company entered into a manufacturing agreement with a contract manufacturer. As part of the terms of this contract, the Company was extended payment terms which provide for deferred payment on 75% of the total manufacturing charges, up to $1,875,000, which can be deferred for 120 days after completion and shipment of the products without penalty. The agreement is effective through December 31, 2018, unless terminated earlier by either party under the agreement terms. The amount due under this arrangement was $229,000 as of December 31, 2017.

Convertible Notes

In 2014 and 2015, the Company issued convertible notes payable for total principal of $20,000. The notes were outstanding in their full principal amount of $20,000 as of December 31, 2015 and were repaid in full in 2016 via cash payment.

During 2016, the Company issued twenty-six convertible notes for total principal of $320,000. Twenty of the notes (the "2016 Round 1 Notes"), totaling $150,000 principal, mature after twenty months on September 28, 2017, and bear interest at 7%. Six of the notes (the "2016 Round 2 Notes), totaling $170,000 principal, mature after twenty-four months on December 14, 2018 and bear interest at 5%. No payments are required until maturity. The convertible notes payable are subject to automatic conversion upon the next qualified equity financing (as defined in the note agreements) of at least $1,000,000 for the 2016 Round 1 Notes or $2,500,000 for the 2016 Round 2 Notes, at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a pre-money valuation ($2,000,000 for the 2016 Round 1 Notes, $4,850,000 for the 2016 Round 2 Notes) on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the noteholders' election, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a pre-money valuation ($2,000,000 for the 2016 Round 1 Notes, $4,850,000 for the 2016 Round 2 Notes) on the Company's fully diluted capitalization.

During 2017, the Company has issued $395,000 of convertible promissory notes. The convertible notes bear interest at 5%, mature in December 2018, and are convertible upon the next qualified equity financing of at least $2,500,000 at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a $4,850,000 valuation on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the noteholders' election, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a $4,850,000 valuation on the Company's fully diluted capitalization.

As of December 31, 2017, all 2016 and 2017 convertible notes have not yet been converted and remained outstanding in the full principal amounts. $150,000 of the 2016 convertible note issuances matured on September 28, 2017 and were not repaid or converted, and are therefore in default as of December 31, 2017. As of December 31, 2017 and 2016, the outstanding principal balance on convertible notes totaled $715,000 and $320,000, respectively. All outstanding convertible notes are either past maturity or due in 2018.

Interest expense of $37,928 and $9,315 was recognized on the convertible notes for the years ended December 31, 2017 and 2016, respectively, which is all unpaid and included in accrued interest payable as of December 31, 2017 and 2016 in the amounts of $47,243 and $9,315, respectively.

The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

Convertible Notes – Reg CF

During 2017, the Company has issued $822,639 of convertible promissory notes in a Regulation Crowdfunding offering. The convertible notes bear interest at 5%, mature on July 31, 2020, and are convertible upon the next qualified equity financing of at least $7,000,000 (inclusive of conversion of these and any other convertible debts) at a price per share equal to the lesser of 80% of the per share price paid by the investors in the triggering financing or the price per share implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If there is no qualified equity financing prior to maturity, at the election of the majority of outstanding noteholders weighted by outstanding principal and interest balances, the outstanding principal balance and any unpaid accrued interest on the notes may be converted into shares of common stock at a conversion price implied by a $10,000,000 valuation on the Company's fully diluted capitalization. If the Company is sold prior to conversion or maturity, the outstanding principal and interest on these notes is repayable at two times then outstanding principal and interest. No payments of principal nor interest are due on these notes until maturity in 2020. Interest expense incurred for the year ended December 31, 2017 and accrued as of December 31, 2017 was $15,363.

Fees incurred in conjunction with the issuance of these notes totaled $30,966. Of such fees, $5,147 were amortized to interest expense during the year ended December 31, 2017. Additionally, the offering terms called for bonus principal balances to be provided to investors who invested amounts exceeding thresholds of $1,000-$50,000, providing bonus principal amounts of $100-$7,000 dependent upon the amount invested. The total bonus principal issued in 2017 was $54,250. The

Company recorded a discount to the note's carrying balances for the amount of this discount, and is amortizing such over the life of the loans. Amortization of the bonus loans totaled $9,018 for the year ended December 31, 2017. The resulting unamortized loan fees of $25,819 and unamortized discount on bonus loans of $45,232 are netted against the outstanding principal balance of $876,889, for a carrying balance of $805,838 as of December 31, 2017. The unamortized loan fees will be recognized to interest expense over the life of the loans.

The Company analyzed the notes for beneficial conversion features, and concluded the conversion terms did not constitute beneficial conversion features.

NOTE 7: STOCKHOLDERS' EQUITY

The Company has authorized 1,350,000 shares of $0.0001 par value common stock. As of each December 31, 2017 and 2016, 928,725 and 928,725 shares were issued and outstanding.

For the years ended December 31, 2017 and 2016, 0 and 27,650 shares were issued at $0.0001 per share, respectively. Certain stock issuances were conducted under the terms of restricted stock purchase agreements and are subject to multiple vesting terms contingent upon continuous service with the Company, which provide the Company the right to repurchase unvested shares at the original purchase price. As of December 31, 2017 and 2016, 908,325 and 831,202 of the shares had vested, respectively.

NOTE 8: SHARE-BASED PAYMENTS

Warrant Issuance

In 2014, in conjunction with the loan and royalty agreement discussed at Note 5, the Company issued a warrant for the purchase of 15,000 shares of the Company's common stock. The initial exercise price for the warrant is $2.50 per share, which is subject to downward adjustment in the event royalty payments are not made in accordance with payment terms (as defined in the royalty and warrant agreement). The number of shares and warrant price are subject to certain dilution protections, including adjustment for any stock splits or stock dividends. The Company estimated the fair value of the warrants were trivial based on its estimate of the fair value of the Company's common stock at the issuance date.

Stock Plan

The Company has adopted the 2016 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options to employees. Under the Plan, the number of shares reserved for grant was 400,000 shares as of December 31, 2017 and 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 265,100 and 233,800 as of December 31, 2017 and 2016, respectively.

A summary of information related to stock options for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016	
	Options	Average Exercise Price	Options	Average Exercise Price
Outstanding - beginning of year	166,200	2.00	-	-
Granted	27,500	4.85	166,200	2.00
Exercised	-	-	-	-
Forfeited	(58,800)	2.71	-	-
Outstanding - end of year	134,900	2.00	166,200	2.00
Exercisable at end of year	58,878	2.07	21,100	2.00
Weighted average grant date fair value of options granted during year	2.19		0.50	
Weighted average duration to expiration of outstanding options at year-end	8.5		9.5	

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2017 and 2016 is as follows:

	2017	2016
Risk Free Interest Rate	1.90%	1.00%
Dividend Yield	0.00%	0.00%
Estimated Volatility	50.00%	50.00%
Expected Life (years)	5.00	5.00
Fair Value per Stock Option	$ 2.190	$ 0.497

Stock-based compensation expense of $18,029 and $17,999 was recognized under FASB ASC 718 for the years ended December 31, 2017 and 2016, respectively. Total unrecognized compensation cost related to stock option awards amounted to $53,041 as of December 31, 2017 and will be recognized over a weighted average period of 34 months.

NOTE 9: LEASE OBLIGATIONS

In November 2017, the Company entered into a sublease agreement for office space. The lease term commenced December 1, 2017 and ends November 30, 2019. Monthly rent is $5,500 per month for the first 12 months, then $5,750 per month for months 13-24. The Company paid a $5,500 deposit on this lease and incurred $5,500 of rent expense for the year ended December 31, 2017. Future minimum payments under this lease are $66,250 for 2018 and $63,250 for 2019.

NOTE 10: CONTINGENCIES

While the Company is not aware of any at this time, the Company may become subject to legal proceedings and regulatory actions in the ordinary course of business.

NOTE 11: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update No. 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's consolidated financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In July 2014, the FASB issued the ASU No. 2015-11 on "Inventory (Topic 330): Simplifying the Measurement of Inventory", which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. It is effective for reporting periods beginning after December 15, 2016. Management is assessing the impact of this pronouncement on our financial statements.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No.2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 12: SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 25, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Somerville, Massachusetts, on April 30, 2018.

GeoOrbital Inc.

/s/ Michael Burtov

By Michael Burtov, Chief Executive Officer

Pursuant to the requirements of Regulation Crowdfunding, this report has been signed below by the following person on behalf of the issuer and in the capacities and on the date indicated.

/s/ Michael Burtov

By Michael Burtov, as Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director

Date: April 30, 2018